Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact: Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2019

Financial Results

TAIPEI, Taiwan, August 2, 2019 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2019 unaudited financial results.

Comments from Management

In the first half of year 2019, we continued devoting efforts to optimizing our product portfolio, building up brand strength and enhancing operational efficiency. For our business in licensed games, the successful launch of Senran Kagura: New Link in April has brought us a satisfactory amount of revenues in its introductory stage, while two underperforming games were terminated.

For in-house offerings, besides improving the existing self-developed games, we also have made progress in developing a new casual games platform, aiming to launch it in the second half of 2019. “As discussed in previous release guidance, we put emphasis on enhancing our in-house products. The direct investment into in-house product development was over $600 thousand in the first half of 2019, which was 9.5% higher than in the same period last year,” said GigaMedia CEO James Huang.

We were also developing a customer platform, which will contribute to our operations in establishing relationships, saving marketing costs, and creating capacity for providing augmented products and services. “The customer platform is currently under small-scale test-run, but we believe the growing interaction of the customer platform and our wide range of diverse game offerings will generate synergistic effect for one another in the future,” said CEO James Huang.

“The numbers might look similar as in prior quarters,” stated CEO James Huang, “but the robustness is now exhibited in our operations, and momentums have gradually accumulated.”

Second Quarter Overview

•

Operating revenues increased by approximately 18% quarter-on-quarter, to $1.8 million from $1.5 million last quarter, and 5.49% year-over-year from $1.7 million the same period last year. The increase was mainly attributable to Senran Kagura, a new game launched in April.

•	Gross profit increased slightly to $0.8 million from $0.7 million in the first quarter of 2019.
•	The net asset value was $5.15 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q19 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q19	1Q19	Change (%)	2Q19	2Q18	Change (%)
Revenues	1,750	1,483	18.00%	1,750	1,659	5.49%
Gross Profit	769	738	4.20%	769	728	5.63%
Loss from Operations	(1,122)	(949)	NM	(1,122)	(1,342)	NM
Net Loss Attributable to GigaMedia	(614)	(532)	NM	(614)	(755)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.06)	(0.05)	NM	(0.06)	(0.07)	NM
EBITDA (A)	(1,000)	(876)	NM	(1,000)	(1,056)	NM
Cash, Restricted Cash and Cash Equivalents	58,015	58,494	-0.82%	58,015	61,244	-5.27%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•

Consolidated revenues for the second quarter of 2019 increased by 18% quarter-on-quarter to $1.8 million from $1.5 million in last quarter, and by 5.49% year-over-year from $1.7 million the same period last year, due to a boost from Senran Kagura, a new game launched in April that generated cash revenues of $1.0 million, where $0.4 million were deferred to next quarter in accordance with accounting requirements. Revenues from other games decreased mainly due to seasonality.

•

Consolidated gross profit was $0.8 million, slightly increased quarter-on-quarter and year-over-year. The gross margin rate was slightly lower due to initial costs incurred for the launch of a new game.

•

Consolidated operating expenses were $1.9 million, or increased by 12.1% the second quarter of 2019, comparable to that in last quarter, and decreased by 8.7% if compared to that in the same period last year, reflecting an increase marketing expenses for the launch of Senran Kagura, and certain general expenses incurred in this quarter.

•	Consolidated loss from operation of the second quarter of 2019 was $1.1million, an increase of $0.2 million loss from the first quarter of 2019.
•

Net loss in the second quarter of 2019 was $0.6 million, comparable to a net loss of $0.5 million in the first quarter this year, and slightly improved from a net loss of $0.8 million in the second quarter of 2018.

•

Cash, restricted cash and cash equivalents at the end of the second quarter of 2019 amounted to $58.0 million, slightly decreased by 0.8% from $58.5 million as of the end of the first quarter of this year.

Financial Position

GigaMedia maintained its solid financial position, with cash, restricted cash and cash equivalents amounted to $58.0 million, or $5.25 per share, as of June 30, 2019.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of August 2, 2019. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2018 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In the second half of 2019, we will continue to improve productivities of the existing games, in which the newly launched Senran Kagura and our female-oriented games are expected to contribute soundly to our revenues. We are also optimistic with the renovations of our in-house casual game offerings with customer platform, which will gradually accumulate to an upward trend for us.

“We are leveraging our deep expertise in self-developed games and creating an advanced framework for promoting customer relationships. We believe that loyal customer base will eventually help to boost in revenues and profits,” stated CEO James Huang.

Meanwhile, our business strategies always include expanding through mergers and acquisitions. “We will also continue reviewing potential targets that would enable us to accelerate our growth and enhance shareholders’ value,” said CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2019 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2019 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2019	03/31/2019	06/30/2018	06/30/2019	06/30/2018
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,749,583	1,483,233	1,658,914	3,232,816	3,819,380
Other revenues	—	—	—	—	—
	1,749,583	1,483,233	1,658,914	3,232,816	3,819,380
Operating costs
Cost of Digital entertainment service revenues	980,448	744,901	930,421	1,725,350	1,877,109
Cost of other revenues	—	—	—	—	—
	980,448	744,901	930,421	1,725,350	1,877,109
Gross profit	769,135	738,332	728,493	1,507,466	1,942,271
Operating expenses
Product development and engineering expenses	325,144	320,494	300,635	645,638	589,806
Selling and marketing expenses	580,539	526,003	760,185	1,106,542	1,756,936
General and administrative expenses	974,648	835,987	1,003,359	1,810,634	1,899,863
Other	11,165	5,214	6,555	16,380	13,049
	1,891,496	1,687,698	2,070,734	3,579,194	4,259,654
Income (loss) from operations	(1,122,361)	(949,366)	(1,342,241)	(2,071,728)	(2,317,383)
Non-operating income (expense)
Interest income	414,450	381,799	338,602	796,250	617,546
Foreign exchange (loss) gain - net	90,922	(11,402)	246,830	79,520	87,917
(Loss) Gain on disposal of property, plant and equipment	—	—	31	—	31
Other - net	3,416	46,912	2,122	50,328	4,468
	508,788	417,309	587,585	926,098	709,962
(Loss) Income from continuing operations before income taxes	(613,573)	(532,057)	(754,656)	(1,145,630)	(1,607,421)
Income tax benefit (expense)	—	—	—	—	—
(Loss) Income from continuing operations	(613,573)	(532,057)	(754,656)	(1,145,630)	(1,607,421)
Net (loss) income	(613,573)	(532,057)	(754,656)	(1,145,630)	(1,607,421)
Less: Net loss attributable to noncontrolling interest			—
Net (loss) income attributable to shareholders of GigaMedia	(613,573)	(532,057)	(754,656)	(1,145,630)	(1,607,421)
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Earnings from continuing operations	(0.06)	(0.05)	(0.07)	(0.10)	(0.15)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.06)	(0.05)	(0.07)	(0.10)	(0.15)
Diluted:
(Loss) Earnings from continuing operations	(0.06)	(0.05)	(0.07)	(0.10)	(0.15)
Loss from discontinued operations	0.00	0.00	0.00	0.00	0.00
	(0.06)	(0.05)	(0.07)	(0.10)	(0.15)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	06/30/2019	03/31/2019	06/30/2018
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	57,489,563	57,976,503	60,732,757
Marketable securities - current	—	—	—
Accounts receivable - net	591,905	589,520	672,143
Prepaid expenses	275,551	208,919	309,952
Restricted cash	525,354	517,815	511,710
Other receivables	458,383	375,192	335,119
Other current assets	131,150	127,377	121,693
Total current assets	59,471,906	59,795,326	62,683,374

Property, plant & equipment - net	92,580	100,148	173,051
Intangible assets - net	23,545	32,492	48,473
Prepaid licensing and royalty fees	574,274	383,681	1,043,823
Other assets	1,035,529	1,034,278	279,616
Total assets	61,197,834	61,345,925	64,228,337

Liabilities and equity
Short-term borrowings	—	—	—
Accounts payable	119,597	98,921	244,240
Accrued compensation	253,262	134,243	405,416
Accrued expenses	1,340,539	1,228,483	2,098,418
Unearned revenue	1,617,881	1,290,792	1,756,877
Other current liabilities	197,776	177,073	176,174
Total current liabilities	3,529,055	2,929,512	4,681,125
Other liabilities	781,187	779,919	—
Total liabilities	4,310,242	3,709,431	4,681,125
GigaMedia’s shareholders’ equity	56,887,592	57,636,494	59,547,212
Noncontrolling interest	—	—	—
Total equity	56,887,592	57,636,494	59,547,212
Total liabilities and equity	61,197,834	61,345,925	64,228,337

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2019	03/31/2019	06/30/2018	06/30/2019	06/30/2018
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(613,573)	(532,057)	(754,656)	(1,145,630)	(1,607,421)
Depreciation	14,769	25,388	25,563	40,156	49,017
Amortization	12,830	12,899	11,532	25,729	15,360
Interest income	(414,450)	(381,799)	(338,602)	(796,250)	(617,546)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(1,000,424)	(875,569)	(1,056,163)	(1,875,995)	(2,160,590)